SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

Cybercash, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

232462101
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                           (Continued on the following pages)
                                  (Page 1 of 5)



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Page 5 of 5

EWAGNE\37507.1 - 1/18/01

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Halifax Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  2,712,934

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  2,712,934

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,712,934

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.9%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Palladin Group, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  2,712,934

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  2,712,934

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,712,934

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.9%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This  statement is filed  pursuant to Rule 13d-2(d) with respect to the shares of common stock (the "Common Stock") of Cybercash, Inc. (the "Issuer") beneficially owned by Halifax Fund, L.P. ("Halifax") and The Palladin Group, L.P. ("Palladin" and together with Halifax, the "Reporting Persons") as of January 17, 2001 and amends and supplements the Schedule 13G dated February 9, 1999 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                  Halifax and Palladin together own 1,252,579 shares of Common Stock, and warrants to purchase 5,416,959 additional shares of Common Stock.

                  However,  in accordance  with Rule 13d-4 under the  Securities
                  Exchange Act of 1934, as amended, the Reporting Persons disclaim beneficial ownership of 3,956,604 shares of Common Stock, since the number of shares of Common Stock into which the Reporting Persons' warrants are exercisable is limited, pursuant to the terms of such warrants, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").

                  Therefore, in accordance with the Ownership Limitation, Halifax and Palladin together beneficially own an aggregate of 2,712,934 shares of Common Stock, and disclaim beneficial ownership of any additional shares of Common Stock.

          (b)      Percent of class:

                  Halifax and Palladin's aggregate beneficial ownership of 2,712,934 shares of Common Stock, constitutes 9.9% of all of the outstanding shares of Common Stock.

          (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote

                        Not applicable.

                  (ii) Shared power to vote or to direct the vote

                        In accordance with the ownership limitation, Halifax and Palladin together have shared power to vote or direct the vote of 2,712,934 shares of Common Stock.


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                   (iii) Sole power to dispose or to direct the disposition of

                        Not applicable.

                   (iv) Shared power to dispose or to direct the disposition of

                        In accordance with the ownership limitation, Halifax and Palladin together have shared power to dispose or direct the disposition of 2,712,934 shares of Common Stock.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: January 17, 2001

                                    HALIFAX FUND, L.P.
                                    By: Yarmouth Investments Ltd.,
                                            as General Partner


                                            By: /s/ Robert Chender
                                                     Robert Chender
                                                     Managing Director


                                    THE PALLADIN GROUP, L.P.
                                    By: Palladin Capital Management, LLC,
                                            as General Partner


                                            By: /s/ Robert Chender
                                                     Robert Chender
                                                     Authorized Person